Exhibit 99.1

Vinci Partners JUNE 30, 2023

VINCI PARTNERS ANNOUNCES RESULTS OF ANNUAL GENERAL MEETING HELD ON JUNE 30, 2023

Rio de Janeiro, June 30, 2023 -- Vinci Partners Investments Ltd. (NASDAQ: VINP) announces that the resolutions as set out in its Notice of Annual General Meeting dated June 01, 2023, were duly passed at its Annual General Meeting held today.

About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Vinci Partners' business segments include private equity, public equities, real estate, credit, special situations, infrastructure, hedge funds, investment products and solutions, and retirement services, each managed by dedicated investment teams with an independent investment committee and decision-making process. We also have a financial advisory business, focusing mostly on pre-initial public offering, or pre-IPO, and merger and acquisition, or M&A, advisory services for Brazilian middle-market companies.

Investor Contact

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240